UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES ACT OF 1934

(Amendment No.     )*

DAILY JOURNAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

233912104

(CUSIP Number)

Peter D. Kaufman

1211 Air Way

Glendale, CA 91201

818-247-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) , check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233912104

(1)	Name of reporting persons Peter D. Kaufman (Trustee)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 131,297 shares
	(8)	Shared voting power None
	(9)	Sole dispositive power 131,297 shares
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person 131,297 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 9.5%
(14)	Type of reporting person IN

(1)

The percentage ownership is based upon 1,380,746 shares of Common Stock issued and outstanding as of July 31, 2020, as set forth in the Company’s Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on August 7, 2020.

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Daily Journal Corporation, a South Carolina corporation (the “Company”). The principal executive offices of the Company are located at 915 East First Street, Los Angeles, California 90012.

Item 2. Identity and Background.

(a) Peter D. Kaufman (Trustee)

(b) 1211 Air Way, Glendale, CA 91201

(c) Corporate Officer, Glenair, Inc., 1211 Air Way, Glendale, CA 91201

(d) None

(e) None

(f) Mr. Kaufman is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On February 9, 2020, Mr. Kaufman consented to act as trustee of certain trusts (the “Trusts”) which hold in the aggregate 131,297 shares (the “Shares”).

Item 4. Purpose of Transaction.

Mr. Kaufman intends for the Trusts to hold the Shares for investment purposes. Mr. Kaufman serves as a director of the Company.

Item 5. Interest in Securities of the Issuer.

(a)-(b) All 131,297 of the Shares are owned by the Trusts for which Peter D. Kaufman is the sole trustee. The Shares owned by the Trusts represent 9.5% of the outstanding number of shares of the Company’s Common Stock. All Shares reported herein were previously reported on that certain Schedule 13G filed by Richard D. Esbenshade with the Securities and Exchange Commission on February 7, 2012. Mr. Esbenshade was the trustee of the beneficial predecessors to the Trusts.

(c) Mr. Kaufman has not effected any transactions in the Company’s Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2020

/s/ Peter D. Kaufman
Peter D. Kaufman